Snow Lake Announces 2025 Annual General & Special Meeting Results

Winnipeg, Manitoba, Canada, May 8, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake" or the "Company"), a uranium exploration and development company, announces the results of its 2025 Annual General & Special Meeting of shareholders (the "2025 Meeting"), which was held on May 8, 2025.  At the 2025 Meeting, the Company's shareholders:

(1) Fixed the number of the Company's directors at six (6) and duly elected each of the nominees to the board of directors (the "Board");

(2) Approved Nochum Labkowski, Peretz Schapiro, Kathleen Skerrett, Brian Imrie, Shlomo Kievman, and Jack Wortzman as the Company's directors;

(3) Approved the re-appointment of De Visser Gray LLP, Chartered Professional Accountants as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2025;

(4) Ratified, confirmed, and approved changing the quorum requirement within Section 7.11 of the amended and restated By-Law No.1 of the Company, as more particularly described in the management informational circular dated April 7, 2025 (the "Circular");

(5) Passed a special resolution to authorize the Board to consolidate the Company's common shares, as described in the Circular under the heading "Matters to be acted upon at the Meeting - Approval of a Second Consolidation"; and

(6) Passed a non-binding ordinary resolution ratifying the Company's shareholder rights plan (the "Rights Plan"), as described in the Circular, with a copy of the Rights Plan attached as Schedule "A" of the Circular.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ: LITM), with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy